Exhibit 26 (h)i. g. 4. a.

FORM OF AMENDMENT TO

SERVICE AGREEMENT

This Amendment (“Amendment”) dated as of May 22, 2017, is by and among Fidelity Investments Institutional Operations Company (“FIIOC”) and Massachusetts Mutual Life Insurance Company (the “Company”). This Amendment amends the Service Agreement (the “Agreement”) dated October 1, 1999.

WHEREAS, FIIOC and the Company desire to amend the Agreement.

NOW, THEREFORE, FIIOC and the Company agree to the following:

1.	Section 3 of the Agreement shall be amended and restated in its entirety, as follows:

“Compensation to Company. In recognition of the fact that Company, on behalf of Affiliates, will provide Services set forth on Exhibit 1 (“Services”), FIIOC agrees to pay Company a quarterly fee computed as follows:

At the close of each calendar quarter FIIOC will determine the Average Daily Assets held in the Funds by Affiliates. Average Daily Assets shall be the sum of the daily assets excluding any assets held in account #09702972456 and any new accounts added after the date of this Amendment, for each calendar day in the quarter divided by the number of calendar days in the quarter. The Average Daily Assets shall be multiplied by 0.0005 (5 basis points) and that number shall be multiplied by the number of days in such quarter then divided by the number of days in the year. . The resulting number shall be the quarterly fee for that quarter which shall be paid to the Company during the following month.

Should any Participation Agreement(s) between an Affiliate and any Fund(s) be terminated effective before the last day of a quarter, Company shall be entitled to a fee for that portion of the quarter during which the Participation Agreement was still in effect, unless such termination is due to misconduct on the part of the Affiliate. For such a stub quarter, Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter through and including the date of termination of the Participation Agreement(s), divided by the number of calendar days in that quarter for which the Participation Agreement was in effect. Such Average Daily Assets shall be multiplied by 0.0005 (5 basis points) and that number shall be multiplied by the number of days in such quarter that the Participation Agreement was in effect, then divided by the number of days in the year. The resulting number shall be the quarterly fee for the stub quarter, which shall be paid to Company during the following month.

Notwithstanding the foregoing, compensation for each calendar quarter will not exceed              dollars ($            ).

2.    The attached Exhibit 1 is hereby added to the Agreement.

3.    Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/S/ Tina M. Wilson
By: Tina M. Wilson
Title: Senior Vice President

FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY

By: Cliff Poirier
Title: Senior Vice President

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EXHIBIT 1

SERVICES

1.

Customer Records: Company shall maintain separate records for each Customer with respect to each of the VIP Funds held by such Customer. Records shall reflect shares purchased, redeemed, and exchanged, including the date and price and charges assessed for all transactions, share balances and share lot histories.

2.

Customer Servicing: Company shall (i) answer Customer inquiries (through electronic and other means) regarding VIP Fund status and history, share prices, dividend amounts and payment dates, and the manner in which purchases, redemptions and exchanges of shares may be effected; (ii) provide Customers with information through electronic means; (iii) assist Customers in designating and changing dividend options, account designations and addresses; (iv) verify Customers’ requests for changes to account information; and (v) handle correspondence from Customers about their accounts.

3.	Statements and Confirmations: Company shall forward Customer statements and confirmations as required by law.

4.	Cash Settlement: Company shall make available to each underlying Customer his or her proceeds of any VIP Fund redemptions, liquidations or distributions.

5.

Trading and Late Processing: Company shall execute all purchase orders in accordance with the terms and conditions set forth in the VIP Funds’ prospectus including, but not limited to, VIP Fund minimums, breakpoints and rights of accumulation. Company shall place orders for purchases, redemptions, and/or exchanges in accordance with the following terms:

(a)

Orders and Acceptance:     Company acknowledges that if Company accepts Orders prior to the close of trading on a business day, they shall be treated as having been received by FIIOC on such business day. If such Orders are received after close of trading on a business day, they shall not be treated as having been accepted by Company or FIIOC on such business day.

(b)

Instructions from Company pursuant to Orders shall be processed and transmitted by Company to FIIOC or its designee. Company shall only transmit instructions which are pursuant to Orders authorized by its Customers. Such instructions shall specify (i) either the number of shares or the dollar amount of any such Order, (ii) the applicable VIP Fund(s) and (iii) the business day on which the Order was accepted by Company.

(c)

Instructions pursuant to Orders shall be properly communicated to and received by FIIOC by 9:00 a.m. Eastern Time of the business day next following the business day on which the Order was accepted by Company. Such instructions shall be effected at the public offering price of the shares of the respective VIP Fund calculated as of the close of trading on the business day on which the Order was accepted by Company. If such instructions for an Order of shares of the VIP Funds are received by FIIOC after 9:00 a.m. Eastern Time of the business day next following the business day on which the Order was accepted by Company, Company shall be responsible for any claim, demand, loss, expense or cause of action suffered by FIIOC or the VIP Funds, or affiliates of either, as a result of such delay.

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6.

Tax Reporting: Company shall be responsible for all reporting, cost basis, tax withholding requirements and taxpayer identification number (“TIN”) compliance with respect to any underlying Customer holding shares of the VIP Funds.

7.	Escheatment: Company shall comply with all applicable state escheatment rules for any underlying Customers accounts.

8.	Dividends and Distributions: Company shall calculate and distribute all daily accruing dividends and periodic distributions for each underlying Customer account.

9.	Fund Closings: Company shall monitor and restrict activity in any VIP Funds that are deemed closed to new investors consistent with the terms and conditions of the VIP Funds’ prospectus.

10.

Oversight: To evidence Company’s compliance with the terms and conditions of the VIP Fund’s prospectus, Company shall, at the reasonable request of FIIOC, participate in an annual call regarding omnibus account compliance, submit information extracted from an Independent Service Auditor’s assessment (e.g., SSAE-16, FICCA), if available and contractually permitted, solicit any applicable third party record keeper to provide underlying account information, and submit reports or materials that Company and FIIOC mutually agree are reasonably necessary to assist FIIOC in evaluating whether Company is performing its obligations outlined in this contract.

11.

Large Trades: Company shall provide FIIOC with large trade notifications, to the extent reasonably practicable, and in a manner mutually agreeable by the parties to this Agreement. These notifications should include, but not be limited to, Company- driven advisory trades or plan level retirement trades.

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